Exhibit 99.4

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of KE Holdings Inc. (the “Company”). Prospective investors should read the listing document dated May 5, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors – Risks Related to Our Shares and ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

LISTING BY WAY OF INTRODUCTION
ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the NYSE, inventory to be held by Designated Dealer and number of Class A ordinary shares to be transferred to Hong Kong prior to the Listing

Joint Sponsors

The Company issues this announcement to provide details of the previous trading day trading information in respect of the ADSs on the NYSE.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated May 5, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the NYSE and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity number dated May 5, 2022 (the “May 5 Announcement”) and the announcements regarding previous trading day trading information in respect of the ADSs on the NYSE dated May 6, 2022 (the “May 6 Announcement”) and May 9, 2022 (the “May 9 Announcement”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the May 5 Announcement, the May 6 Announcement and the May 9 Announcement issued by the Company.

As at the date of this announcement, there are 3,793,220,806 ordinary shares issued and outstanding, comprising of 2,907,919,526 Class A ordinary shares and 885,301,280 Class B ordinary shares (including 727,407,230 Class B ordinary shares held by Propitious Global which will be converted into Class A ordinary shares immediately upon the completion of the Introduction).

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSs ON THE NYSE

The following table sets out certain trading information in respect of the ADSs (each representing three Class A ordinary shares) on the NYSE, including the daily high, low, closing price and trading volume, for May 9, 2022, being the trading day of the NYSE immediately before the date of this announcement:

ADS Price
	Day high		Day low		Closing Price		Trading Volume
		Equivalent		Equivalent		Equivalent		As % of
		to HK$		to HK$		to HK$	(in millions)	total issued
Date	USD	per share	USD	per share	USD	per share	(ADSs)	shares
May 9, 2022	12.08	31.41	10.60	27.56	11.37	29.56	20.40	1.61%

Such trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the May 5 Announcement, the May 6 Announcement and the May 9 Announcement issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further announcement on the websites of the Hong Kong Stock Exchange and the Company not later than 8:30 a.m., Hong Kong time, on May 11, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs on the NYSE.

INVENTORY TO BE HELD BY DESIGNATED DEALER

The Designated Dealer, Goldman Sachs (Asia) Securities Limited, has built a sufficient inventory of securities in Hong Kong to enable it to carry out trading activities during the Bridging Period (i.e. from 9:00 a.m., Hong Kong time, on May 11, 2022 to 4:10 p.m., Hong Kong time, on August 10, 2022). As of the date of this announcement, the inventory of securities borrowed and to be held by the Designated Dealer and its affiliates amounts to a total of 152,000,000 Class A ordinary shares, representing approximately 4.2% of the Class A ordinary shares in issue immediately upon Listing (assuming (i) no further Class A ordinary shares are issued under the Share Incentive Plans, and (ii) except for the conversion of 727,407,230 Class B ordinary shares held by Propitious Global into Class A ordinary shares, no other Class B ordinary shares are converted into Class A ordinary shares). See the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Bridging Arrangements” in the Listing Document for further details of the bridging and liquidity arrangements.

INFORMATION ON SHARES TO BE TRANSFERRED TO HONG KONG PRIOR TO THE LISTING

The 1,874,144,667 Class A ordinary shares held by the Bank of New York Mellon, the depositary of the Company (the “Depositary”), will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong share register before 9:00 a.m. on the Listing Date (Hong Kong time). Holders of ADSs should give instruction to the Depositary if they wish to cancel their ADSs (and the applicable ADR(s) if the ADSs are held in certificated form) and receive Class A ordinary shares tradable on the Hong Kong Stock Exchange. See the section headed “Information about this Document and the Introduction – Conversion between Class A ordinary shares trading in Hong Kong and ADSs” in the Listing Document for further details.

As at May 9, 2022, being the latest practicable time for the purpose of ascertaining the relevant information before the issue of this announcement, the Company has given instructions to the effect that (i) 1,874,144,667 Class A ordinary shares (representing approximately 51.6% of the total number of issued Class A ordinary shares upon Listing) held by the Depositary will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong share register and (ii) a total of 2,026,144,667 Class A ordinary shares (representing approximately 55.7% of the total number of issued Class A ordinary shares upon Listing, and including the Class A ordinary shares represented by the ADSs to be removed) will be registered on the Hong Kong share register, before 9:00 a.m. on the Listing Date (Hong Kong time).

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence on Wednesday, May 11, 2022.

By Order of the Board
KE Holdings Inc. Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, May 10, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.7996. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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